QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 0-20570

A.    FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT
FROM THAT OF THE ISSUER NAMED BELOW:

USA Interactive Retirement Savings Plan—Networks
(formerly USA Networks, Inc. Retirement Savings Plan—Networks)

B.    NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

InterActiveCorp
152 West 57th Street
New York, New York
10019

REQUIRED INFORMATION

        1.     Not applicable.

        2.     Not applicable.

        3.     Not applicable.

        4.     The USA Interactive Retirement Savings Plan—Networks (formerly USA Networks, Inc. Retirement Savings Plan—Networks) (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)
Consent of Ernst & Young LLP.

(99)
Certification pursuant to 18 U.S.C. Section 1350 as adopted purusant to Section 906 of the Sarbanes-Oxley Act of 2002.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USA INTERACTIVE RETIREMENT SAVINGS PLAN—NETWORKS (formerly USA Networks, Inc. Retirement Savings Plan—Networks)
Date: June 30, 2003	By:	/s/ KARLA PACKER Karla Packer Vice President, Human Resources InterActiveCorp

3

Appendix I

Financial Statements and Supplemental Schedules

USA Interactive Retirement Savings Plan—Networks (formerly USA Networks, Inc. Retirement Savings Plan—Networks)
December 31, 2002 and 2001 and year ended December 31, 2002 with Report of Independent Certified Public Accountants

USA Interactive Retirement Savings Plan—Networks
(formerly USA Networks, Inc. Retirement Savings Plan—Networks)

Financial Statements
and Supplemental Schedule

         As of December 31, 2002 and 2001 and Year ended December 31, 2002

Contents

Report of Independent Certified Public Accountants
Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Report of Independent Certified Public Accountants

The Administrative Committee
USA Interactive Retirement Savings Plan—Networks

        We have audited the accompanying statements of net assets available for benefits of the USA Interactive Retirement Savings Plan—Networks (formerly USA Networks, Inc. Retirement Savings Plan—Networks) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                            /s/ Ernst & Young LLP

June 27, 2003
Tampa, Florida

USA Interactive Retirement Savings Plan—Networks
(formerly USA Networks, Inc. Retirement Savings Plan—Networks)

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments, at fair value	$15,545,163	$62,732,968
Receivables:
Participant	9,011	36,752
Employer	2,729	11,771

Total receivables	11,740	48,523

Net assets available for benefits	$15,556,903	$62,781,491

See accompanying notes.

USA Interactive Retirement Savings Plan—Networks
(formerly USA Networks Inc. Retirement Savings Plan—Networks)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income:
Dividend and interest income	$619,626
Contributions:
Participant contributions	2,662,524
Employer contributions	1,257,428
Participant rollover contributions	254,937

Total additions	4,794,515
Deductions from net assets attributed to:
Net realized and unrealized depreciation in fair value of plan investments	7,420,958
Benefits paid to participants	4,507,237
Administrative expenses	1,520
Transfers to other plans	40,089,388

Total deductions	52,019,103

Net decrease in net assets available for benefits	(47,224,588)
Net assets available for benefits—beginning of year	62,781,491

Net assets available for benefits—end of year	$15,556,903

See accompanying notes.

USA Interactive Retirement Savings Plan—Networks
(formerly USA Networks, Inc. Retirement Savings Plan—Networks)

Notes to Financial Statements

December 31, 2002

1.     Description of the Plan

        The following description of the USA Interactive Retirement Savings Plan—Networks, formerly USA Networks, Inc. Retirement Savings Plan—Networks, (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution Plan covering substantially all employees of certain affiliated companies of USA Interactive (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, the Plan was amended and restated to change its name from USA Networks, Inc. Retirement Savings Plan—Networks to USA Interactive Retirement Savings Plan—Networks and was also amended to comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001.

        On May 7, 2002, the Company completed the contribution of its entertainment businesses (the "Entertainment Group") to Vivendi Universal Entertainment LLLP, a new joint venture controlled by Vivendi Universal, S.A. As a result, assets of $40,089,388 were transferred out of the Plan. The termination of the Entertainment Group participants resulted in a partial termination of the Plan. As a result, the accounts of the participants involved in the partial termination were fully vested and non-forfeitable.

Contributions

        Participants can make contributions through payroll deductions ranging from 1% to 16% of their compensation as defined in the Plan, limited to $11,000 and $10,500 in 2002 and 2001, respectively. Participants can direct their contributions to any of the Plan's fund options and may change their investment options on a daily basis.

        The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds which is set annually by the Company's Board of Directors. For the year ended December 31, 2002, the Company's matching contribution was $1,257,428. No discretionary contributions were made to the Plan.

Vesting

        Participant contributions are fully vested at the time of contribution. Participants are 100% vested in the Company contribution portion of their accounts plus actual earnings thereon after four years of credited service, and the vesting occurs ratably over four years.

Eligibility

        Participants must have completed at least 30 days of service, as defined in the Plan document.

Participants' Accounts

        Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Forfeitures

        Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company's matching contributions. Forfeited non-vested accounts totaled $82,114 and $845,919 at December 31, 2002 and 2001, respectively.

Participant Loans

        Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

        Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum unless the participant's vested balance is at least $5,000 and the participant elects to leave such amounts in the Plan.

Plan Termination

        Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

        Substantially all of the administrative expenses are paid by the Company. Participants are responsible for certain transaction fees related to their respective account, such as new loan set-up fees and hardship withdrawal fees. The participant expenses were $1,520 for the year ended December 31, 2002.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

        The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

        Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.     Investments

        During 2002, the Plan's investments (including investments purchased, sold and held during the year) depreciated in fair value as determined by quoted market prices as follows:

Investments in mutual funds	$7,174,071
Investments in USA Interactive stock	246,887

$7,420,958

        The Plan's investments are held in a bank-administered trust fund. The following are investments that represent 5% or more of the Plan's net assets.

	December 31,
	2002	2001
American Century Ultra Fund	$4,696,636	$22,698,701
American Century Value Fund	887,663	4,950,231
Schwab Composite Fund	970,750	—
JP Morgan Smart Index Fund	1,315,560	5,886,742
American Century Stable Asset Fund	3,394,029	11,807,818

4.     Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated May 19, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

5.     Subsequent Event

        Subsequent to December 31, 2002, the Company, as permitted by the relevant plan documents, made the decision to merge the USA Interactive Retirement Savings Plan—Networks into the USA Interactive Retirement Savings Plan effective August 1, 2003.

Supplemental Schedule

USA Interactive Retirement Savings Plan—Networks
(formerly USA Networks, Inc. Retirement Savings Plan—Networks)

E.I.N. 06-1060657 Plan No: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	American Century Ultra Fund	Mutual fund	$4,696,636
*	American Century Value Fund	Mutual fund	887,663
*	American Century International Growth Fund	Mutual fund	749,305
*	American Century Strategic Conservative Fund	Mutual fund	86,293
*	American Century Strategic Moderate Fund	Mutual fund	161,040
*	American Century Strategic Aggressive Fund	Mutual fund	409,168
	Schwab Composite Fund	Mutual fund	970,750
	JP Morgan Diversified Fund	Mutual fund	463,298
	JP Morgan Bond Fund	Mutual fund	525,718
	JP Morgan Smart Index Fund	Mutual fund	1,315,560
	Lord, Abbett & Co Developing Growth Fund Class A	Mutual fund	409,667
	LM Value Institutional Port F1 Fund	Mutual fund	530,614
*	American Century Stable Asset Fund	Collective trust fund	3,394,029
*	USA Interactive Stock	Common stock	654,815

			15,254,556
*	Participant Loans	5.75% to 10.5%	290,607

			$15,545,163

*
Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant directed.

QuickLinks

REQUIRED INFORMATION
SIGNATURES
Appendix I
Financial Statements and Supplemental Schedule
Contents
Report of Independent Certified Public Accountants